SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                             (Amendment No. )*

                              THERAVANCE, INC.
                   -------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.01 Par Value
                   -------------------------------------------------------------
                        (Title of Class of Securities)

                                  88338T 10 4
                   -------------------------------------------------------------
                                (CUSIP Number)

                              December 31, 2004
                   -------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which this Schedule is filed:

            Rule 13d-1(b)
            Rule 13d-1(c)
          x Rule 13d-1(d)

*The remainder of this cover page shall be filled our for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                (Continued on following page(s))

CUSIP NO. 88338T 10 4               13G

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GlaxoSmithKline plc

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

         (a) [ ] (b) [ ]

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
         England and Wales

                                            5        SOLE VOTING POWER
  NUMBER OF                                 -0-
     SHARES
BENEFICIALLY                        6       SHARED VOTING POWER
  OWNED BY                                           9,401,498 Class A Common
       EACH
   REPORTING                        7       SOLE DISPOSITIVE POWER
     PERSON                                          -0-
      WITH
8        SHARED DISPOSITIVE POWER
                            9,401,498 Class A Common

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,401,498 Class A Common

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         [  ]

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         17.7%

12       TYPE OF REPORTING PERSON*
         CO


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 88338T 10 4               13G


Item 1.           (a).              Name of Issuer:

                                    Theravance, Inc.

                  (b). Address of Issuer's Principal Executive Offices:

                                    901 Gateway Boulevard
                                    South San Francisco, CA  94080

Item 2.           (a).              Names of Person Filing:

                                    GlaxoSmithKline plc

                  (b). Address of Principal Business Office:

                                    980 Great West Road
                                    Brentford
                                    Middlesex
                                    TW8 9GS  ENGLAND

                  (c). Citizenship:

                                    England and Wales

                  (d). Title of Class of Securities:

                                    Class A Common

                  (e). CUSIP Number:

                                    88338T 10 4


Item 3.                             Not Applicable.


Item 4.                             Ownership.

                                    The information in items 1 and 5 through 11 on the cover pages (page 2) on Schedule 13G is hereby incorporated by reference.


Item 5.                            Ownership of Five Percent or Less of a Class:

                                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6.                             Ownership of More Than Five Percent on
                                    Behalf of Another Person:

                                    The following companies are indirect,
                                    wholly-owned subsidiaries of Reporting
                                    Person and owners of record for 9,401,498
                                    Class A Common shares, collectively:

               Owner of Record                                     No. of Shares
               SmithKline Beecham Corporation                          6,820,853
               Glaxo Group Limited                                     2,580,645


Item 7. Identification and Classification of Subsidiaries Which Acquired the Security Being Reported on by the Parent Holding
                                    Company:

                                    Not applicable.


Item 8. Identification and Classification of Members of the Group:

                                    Not applicable.


Item 9.                             Notice of Dissolution of Group:

                                    Not Applicable


Item 10.                   Certification:

                                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                    Signature:

                                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     GLAXOSMITHKLINE PLC


                               By: ____/S/_______
                                  S.M. Bicknell
                                                              Company Secretary

Dated:   February 11, 2005